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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-1
                              (AMENDMENT NO. 11)
             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

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                    AMERICAN BANKERS INSURANCE GROUP, INC.

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                          (NAME OF SUBJECT COMPANY)

                           SEASON ACQUISITION CORP.
                             CENDANT CORPORATION

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                                  (Bidders)
                   COMMON STOCK, PAR VALUE $1.00 PER SHARE
          (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

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                        (Title of Class of Securities)

                                 024456 10 5

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                    (CUSIP Number of Class of Securities)

                            JAMES E. BUCKMAN, ESQ.
             SENIOR EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                             CENDANT CORPORATION
                                 6 SYLVAN WAY
                         PARSIPPANY, NEW JERSEY 07054
                          TELEPHONE: (973) 428-9700
           (Name, Address and Telephone Number of Person Authorized
         to Receive Notices and Communications on Behalf of Bidders)

                               WITH A COPY TO:
                               DAVID FOX, ESQ.
                            ERIC J. FRIEDMAN, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                          TELEPHONE: (212) 735-3000

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   This Amendment No. 11 amends the Tender Offer Statement on Schedule 14D-1 initially filed on January 27, 1998 (as amended, the "Schedule 14D-1") by Cendant Corporation, a Delaware corporation ("Parent"), and its wholly owned subsidiary, Season Acquisition Corp., a New Jersey corporation ("Purchaser"), relating to Purchaser's tender offer for 23,501,260 outstanding shares of common stock, par value $1.00 per share, of American Bankers Insurance Group, Inc., a Florida corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-1.

ITEM 10. ADDITIONAL INFORMATION.

   The information set forth in subsection (e) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

   On February 13, 1998, Parent and Purchaser moved to dismiss (the "Parent Motion to Dismiss") the AIG Complaint filed against them on February 5, 1998 by AIG and AIGF ("Plaintiffs") in the United States District Court for the Southern District of Florida. The Parent Motion to Dismiss is based on several arguments, including that: the AIG Complaint should be dismissed because the claims should have been filed as compulsory counterclaims in the action filed on January 27, 1998 by Parent and Purchaser against the Company, substantially all of the directors of the Company, AIG and AIGF; Plaintiffs' claims concerning Parent's and Purchaser's ability to obtain regulatory approval are moot because Parent and Purchaser have attached Plaintiffs' complaint as an exhibit to their Schedule 14D-1 thereby disclosing the existence of AIG's views regarding regulatory approval; Plaintiffs' complaint fails to state a claim or plead fraud with particularity because the alleged false statements or omissions were not misleading, and, moreover, all required disclosures were made; and Plaintiffs' claim that Parent and Purchaser violated Section 5 of the Securities Act of 1933 should be dismissed because Plaintiffs lack standing to assert a claim based on Section
5. Parent and Purchaser believe that Plaintiffs' complaint is meritless, and will continue to vigorously oppose Plaintiffs' claims.

   On February 13, 1998, in connection with Parent's and Purchaser's application for approval of the acquisition of a controlling interest in American Bankers Insurance Company of Florida, American Bankers Life Assurance Company of Florida and Voyager Service Warranties, Inc. (the "Florida Domestic Insurers"), each a subsidiary of the Company (the "Parent Form A Proceedings") and in connection with the application of AIG and AIGF for approval of their proposed acquisition of a controlling interest in the Florida Domestic Insurers (the "AIG Form A Proceedings"), Parent and Purchaser filed with the Florida Department of Insurance (the "Florida Department") reply memoranda in further support of (i) Parent's and Purchaser's motion to consolidate the Parent Form A Proceedings with the AIG Form A Proceedings (the "Consolidation Motion") and (ii) Parent's and Purchaser's petition to intervene in the AIG Form A Proceedings, for an order of the Florida Department consolidating the AIG Form A Proceedings with the Parent Form A Proceedings, and for a hearing in the AIG Form A Proceedings (the "Intervention, Consolidation and Hearing Petition"). In these filings, Parent and Purchaser asserted that AIG's and AIGF's opposition to the Consolidation Motion and the Intervention, Consolidation and Hearing Petition was without legal or factual basis, and that the Consolidation Motion and the Intervention, Consolidation and Hearing Petition were filed in conformity with, and seek relief available under, all applicable procedural rules. Parent and Purchaser further asserted that they should be permitted to intervene in the AIG Form A Proceedings because their substantial interests as a shareholder (in the case of Parent) and competing acquirer of the Company will be affected by the AIG Form A Proceedings. Parent and Purchaser also asserted that the AIG Form A Proceedings raise substantial issues regarding whether AIG's proposed acquisition of a controlling interest in the Florida Domestic Insurers should be approved by the Florida Department, that these issues should receive a thorough and complete review by the Florida Department, that Parent and Purchaser have a right to be heard on these issues through participation in the AIG Form A Proceedings and that the Florida Department would be in error if it did not consolidate the Parent Form A Proceedings and the AIG Form A Proceedings and hear and decide the two proceedings simultaneously. Parent and Purchaser also asserted that the Florida Department should defer any hearing until after the results of the vote of the Company's shareholders on the Proposed AIG Merger.

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ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

   Item 11 is hereby amended as follows:

   (g)(11) Motion to Dismiss filed on February 13, 1998 by Parent and Purchaser in response to Complaint filed by AIG and AIGF in the United States District Court for the Southern District of Florida, Miami Division.

   (g)(12) Parent's and Purchaser's Memorandum of Law in Support of the Parent Motion to Dismiss (including the exhibits attached thereto).

   (g)(13) Reply Memorandum in further support of Purchaser's Petitions for Hearing and to Intervene and Consolidate, filed with the Florida Department of Insurance on February 13, 1998, including the following exhibits:

           Exhibit A: Parent's and Purchaser's Memorandum of Law in Support of
                      the Parent Motion to Dismiss (included as Exhibit (g)(12) hereto).

           Exhibit B: AIG Complaint (previously filed as Exhibit (g)(10) to the
                      Schedule 14D-1 and incorporated herein by reference).

           Exhibit C: "AIG Becomes New Quackenbush Target," The Insurance
                      Regulator, p.1 (July 21, 1997).

           Exhibit D: "AIG Assails Cendant's Reputation In Battle for American
                      Bankers," The Wall Street Journal, p.B5 (February 9,
                      1998).

           Exhibit E: Takeover Stock Report, dated February 3, 1998.

   (g)(14) Reply Memorandum in further support of Purchaser's Motion to Consolidate, filed with the Florida Department of Insurance on February 13, 1998, (exhibits to this Reply Memorandum have been provided with Exhibit (g)(13) attached hereto).

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                                  SIGNATURE

   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 1998

                                          CENDANT CORPORATION

                                          By:  /s/ James E. Buckman
                                              -------------------------------
                                              Name: James E. Buckman
                                              Title: Senior Executive Vice
                                                     President
                                                     and General Counsel


                                          SEASON ACQUISITION CORP.

                                          By:  /s/ James E. Buckman
                                              -------------------------------
                                              Name: James E. Buckman
                                              Title: Executive Vice President

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                                EXHIBIT INDEX

EXHIBIT NO.
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(g)(11)     Motion to Dismiss filed on February 13, 1998 by Parent and
            Purchaser in response to Complaint filed by AIG and AIGF in the United States District Court for the Southern District of Florida, Miami Division.

(g)(12) Parent's and Purchaser's Memorandum of Law in Support of the Parent Motion to Dismiss (including the exhibits attached thereto).

(g)(13) Reply Memorandum in further support of Purchaser's Petitions for Hearing and to Intervene and Consolidate, filed with the Florida Department of Insurance on February 13, 1998, including the following exhibits:

Exhibit A:  Parent's and Purchaser's Memorandum of Law in Support of the
            Parent Motion to Dismiss (included as Exhibit (g)(12) hereto).

Exhibit B:  AIG Complaint (previously filed as Exhibit (g)(10) to the Schedule
            14D-1 and incorporated herein by reference).

Exhibit C:  "AIG Becomes New Quackenbush Target," The Insurance Regulator, p.1
            (July 21, 1997).

Exhibit D:  "AIG Assails Cendant's Reputation In Battle for American Bankers,"
            The Wall Street Journal, p.B5 (February 9, 1998).

Exhibit E:  Takeover Stock Report, dated February 3, 1998.

(g)(14) Reply Memorandum in further support of Purchaser's Motion to Consolidate, filed with the Florida Department of Insurance on February 13, 1998, (exhibits to this Reply Memorandum have been provided with Exhibit (g)(13) attached hereto).



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